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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Regency Energy Partners LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
Tyson Yates
Regency LP Acquirer, L.P.
120 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 961-5963
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Regency LP Acquirer, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO (contribution from owners)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		16,699,462*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,699,462*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,699,462*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN (Limited Partnership)
* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of Subordinated Units of the Issuer that are convertible into Common Units. See Item 1.

CUSIP No.	75885Y 10 7	Page	3	of	9

1	NAMES OF REPORTING PERSONS: EFS Regency GP Holdco II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		16,699,462*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,699,462*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,699,462*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of Subordinated Units of the Issuer that are convertible into Common Units. See Item 1.

CUSIP No.	75885Y 10 7	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Aircraft Services Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NEVADA

	7	SOLE VOTING POWER:

NUMBER OF		16,699,462*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,699,462*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,699,462*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO
* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of Subordinated Units of the Issuer that are convertible into Common Units. See Item 1.

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201. The total number of Common Units reported as beneficially owned in this Schedule 13D is 16,699,462, which constitutes approximately 36.9% of the total number of Common Units outstanding, assuming the Subordinated Units (defined below) were converted into Common Units. This number and percentage is comprised of subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at June 18, 2007 there were 28,576,981 Common Units outstanding (i.e., including the Subordinated Units). The Common Units represent limited partner interests in the Issuer.
Item 2. Identity and Background.
(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):
(i)	Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings”);

(ii)	EFS Regency GP Holdco II, LLC, a Delaware limited liability company (the “LP Holdings GP,” and collectively with LP Holdings, the “LP Holdings Entities”); and

(iii)	Aircraft Services Corporation, a Nevada corporation (“ASC”).
     The persons listed in (i) through (vii) above are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.
     Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(Page 5 of 9 Pages)

(b)	(i)	The address of the principal business office of each of the Holdings Entities and ASC is as follows:
120 Long Ridge Road
Stamford, Connecticut 06927
(c)	(i)	LP Holdings was formed to acquire the Subordinated Units, and LP Holdings is the sole record owner of the Subordinated Units reported as beneficially owned in this Schedule 13D. LP Holdings GP was formed to be the general partner of LP Holdings.
(ii)	ASC is a holding company owned indirectly by General Electric Company, a New York corporation.
     (d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to that certain Purchase Agreement, dated as of June 18, 2007 (the “Purchase Agreement”), among HMREP LP a Delaware limited partnership (“Seller”), Regency GP Acquirer, L.P., a Delaware limited partnership (“GP Holdings”), and LP Holdings, LP Holdings bought from Seller the Subordinated Units and GP Holdings bought all of Seller’s interest in Regency GP LP, a Delaware limited partnership and the general partner of the issuer (“RGPLP”) and all of Seller’s interest in Regency GP LLC, a Delaware limited liability company and the general partner of RGPLP (“RGPLLC”). GP Holdings bought the remaining interests in RGPLP and RGPLLC from certain individuals involved in the management of the Issuer. The aggregate purchase price paid by LP Holdings and GP Holdings to the Seller pursuant to the Purchase Agreement was $603 million. The source of these funds was the internal cash flow of the Reporting Persons.
     The parties to the Purchase Agreement have agreed to pro rate any distributions that the Issuer may make on Subordinated Units and the general partner interest in the Issuer with respect to the second quarter of 2007.
Item 4. Purpose of Transaction.
     LP Holdings acquired the Subordinated Units for investment purposes. The following describes plans or proposals, including those in connection with the transaction, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(Page 6 of 9 Pages)

(a)	Subject to the terms and conditions of the Issuer Partnership Agreement, RGPLP, a wholly owned subsidiary of GP Holdings, and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner interest that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. LP Holdings may sell Subordinated Units or Common Units resulting from conversion of the Subordinated Units from time to time in the future. The timing and amount of LP Holdings’ resales of Subordinated Units or Common Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as LP Holdings may deem relevant.

(b)	None.

(c)	None.

(d)	Concurrently with the consummation of the transaction, four members of the board of directors of the RGPLLC (Joe Colonnetta, Jason H. Downie, Jack E. Furst and J. Edward Herring), all of whom are partners of HM Capital Partners, LLC, an affiliate of the Seller, together with two other directors (Robert D. Kincaid and Gary W. Luce), resigned as directors of RGPLLC, and five other individuals (James Burgoyne, Daniel Castagnola, Paul Halas, Mark Mellana and Brian Ward) were appointed to the board of directors by GP Holdings. GP Holdings, which directly owns and controls RGPLLC and has the power and authority to appoint and remove directors of the RGPLLC, will continue to appoint the directors of the RGPLLC as required in the future.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Subordinated Units (or the Common Units into which they may connect) reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other

(Page 7 of 9 Pages)

opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.

(a)-(b)	(i)	LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 16,699,462 Subordinated Units (36.9%).
	(ii)	LP Holdings GP does not directly own any Common Units or Subordinated Units. By virtue of being the sole general partner of LP Holdings, LP Holdings GP may be deemed to possess sole voting and dispositive powers with respect to the 16,699,462 Subordinated Units held by LP Holdings (36.9%).

	(iii)	ASC does not directly own any Common Units or Subordinated Units. By virtue of being the sole member of LP Holdings GP, ASC may be deemed to possess sole voting and dispositive powers with respect to the 16,699,462 Subordinated Units held by LP Holdings (36.9%).

(c)	Other than as described in Item 3, none.

(d)	The information with respect to the pro ration of the distributions that the Issuer may make on Subordinated Units with respect to the second quarter of 2007 set forth in the second paragraph under Item 3 of this Schedule 13-D is hereby incorporated herein.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
LP Holdings Partnership Agreement and Limited Liability Company Agreement of LP Holdings GP
     Pursuant to the Limited Partnership Agreement of LP Holdings and the Limited Liability Company Agreement of LP Holdings GP, management of the affairs of LP Holdings, which would include the voting of and disposition of the Subordinated Units, is vested in LP Holdings GP, which is member managed by ASC.
Issuer Partnership Agreement
     The Fourth Amended and Restated Agreement of Limited Partnership of the Partnership (“Issuer Partnership Agreement”) contains various provisions with respect to the Subordinated Units governing, among other matters, voting, distributions, transfers and allocations of profits

(Page 8 of 9 Pages)

and losses to the partners. Pursuant to the terms of the Issuer Partnership Agreement, the Subordinated Units may convert to Common Units on a one-for-one basis after if the Issuer meets the conversion tests set forth in the Issuer Partnership Agreement. If RGPLLC is removed in certain circumstances, all of the Subordinated Units will convert automatically into an equal number of Common Units. Under the terms of the Issuer Partnership Agreement, the Subordinated Units generally are entitled to one vote on each matter with respect to which the Common Units are entitled to vote. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.
Item 7. Material to be filed as Exhibits.

Exhibit A	—	Joint Filing Agreement.*
Exhibit B	—	Fourth Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP dated as of February 15, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed February 9, 2006).

*	Filed Herewith

(Page 9 of 9 Pages)

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: June 28, 2007

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC Its: General Partner

By:	Aircraft Services Corporation its Managing Member

	By:	/s/ Tyson Yates

Name: Tyson Yates Title: Vice President

EFS Regency GP Holdco II, LLC

By:	Aircraft Services Corporation its Managing Member

	By:	/s/ Tyson Yates

Name: Tyson Yates Title: Vice President

Aircraft Services Corporation

	By:	/s/ Tyson Yates

Name: Tyson Yates
Title: Vice President

S-1

SCHEDULE A
     The following individuals serve as the sole director and officers of Aircraft Services Corporation. Such individuals expressly disclaim beneficial ownership of the Subordinated Units (and the Common Units into which the Subordinated Units may convert). Each of these individuals is a citizen and resident of the United States, except for Bjorn Bergabo, who is a citizen of Sweden, and Sushil K. Verma, who is a citizen of India.
Business Address

Director Bober, John	120 Long Ridge Road	Stamford, CT 06927

CFO, Treasurer and VP- Finance
Bjorn Bergabo	120 Long Ridge Road	Stamford, CT 06927

President
John Alex Urquhart, Jr.	120 Long Ridge Road	Stamford, CT 06927

Vice President
Belden, Roy S.	120 Long Ridge Road	Stamford, CT 06927
Blaylock, Brandon A.	201 High Ridge Road	Stamford, CT 06905
Catanzaro, Marguerite M.	120 Long Ridge Road	Stamford, CT 06927
Chauhan, Vimal	120 Long Ridge Road	Stamford, CT 06927
Christie, Edward S.	120 Long Ridge Road	Stamford, CT 06927
Edgar, Raymond, Jr. G.	120 Long Ridge Road	Stamford, CT 06927
Fanelli, Thomas F.	10 Riverview Drive	Danbury, CT 06810
Flanagan, Susan T	120 Long Ridge Road	Stamford, CT 06927
Friel, Gerald J.	120 Long Ridge Road	Stamford, CT 06927
Gamber, John W.	83 WoosterHeights Rd.	Danbury, CT 06810
Gonzalez, Steven V.	201High Ridge Road	Stamford, CT 06905
Hadden, Robert Patrick	120 Long Ridge Road	Stamford, CT 06927
Hornick, Randall Francis	120 Long Ridge Road	Stamford, CT 06927
Hubschman, Henry A.	201 High Ridge Road	Stamford, CT 06905
Kelemen, Andrew J.	120 Long Ridge Road	Stamford, CT 06927
Kennelly Kratky, Anne	201 High Ridge Road	Stamford, CT 06905
Kratky, Chris W.	120 Long Ridge Road	Stamford, CT 06927
L’Homme, David R.	401 Merritt 7	Norwalk, CT 06851
MacGillivray, Warren J.	120 Long Ridge Road	Stamford, CT 06927
Matteson, Cristopher N.	120 Long Ridge Road	Stamford, CT 06927
McGowan, Kathy A.	120 Long Ridge Road	Stamford, CT 06927
Mellana, Mark T.	120 Long Ridge Road	Stamford, CT 06927
Meyer, Charles	201 High Ridge Road	Stamford, CT 06905
Nassar, Ramzi B.	120 Long Ridge Road	Stamford, CT 06927
Ordway, Matthew S.	120 Long Ridge Road	Stamford, CT 06927
(continued on following page)

Sch-A-1

Vice President	Business Address
Pasquin, Dawn E.	120 Long Ridge Road	Stamford, CT 06927
Peterson, Carl W.	120 Long Ridge Road	Stamford, CT 06927
Polacek, Jerry G.	120 Long Ridge Road	Stamford, CT 06927
Ryan, John J.	120 Long Ridge Road	Stamford, CT 06927
Schilling, Albert H. (Hank)	120 Long Ridge Road	Stamford, CT 06927
Smith, Walter (Rink) S.	120 Long Ridge Road	Stamford, CT 06927
Stevens, William M.	120 Long Ridge Road	Stamford, CT 06927
Sturgeon, Richard T.	201 High Ridge Road	Stamford, CT 06905
Toth, Matthew A.	120 Long Ridge Road	Stamford, CT 06927
Verma, Sushil K.	120 Long Ridge Road	Stamford, CT 06927
Walsh, Kevin P.	120 Long Ridge Road	Stamford, CT 06927
Ward, Brian P.	120 Long Ridge Road	Stamford, CT 06927
Willis, Ralph J.	201 Merritt 7	Norwalk, CT 06851
Yates, Tyson R.	120 Long Ridge Road	Stamford, CT 06927

Sch-A-2